1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 8, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC to Sell 5.1% of Xintec Inc.

Hsinchu, Taiwan, R.O.C. – April 8, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced to sell 5.1% ownership of Xintec Inc (“Xintec”). TSMC obtained 10.2% Xintec ownership from its purchase of OmniVision Technologies, Inc.’s 49.1% ownership in VisEra Holding Cayman, Ltd. and 100% ownership in Taiwan OmniVision Investment Holding Co. Inc. (renamed as Chi Cherng Investment Co., Ltd.) on November 20, 2015. Of the above 10.2% Xintec ownership, 5.1% was sold on November 30, 2015. The remaining 5.1% announced to be sold today was released from the IPO lock-ups on March 30, 2016.

After the Xintec shares sales, TSMC will remain as the largest shareholder of Xintec with approximately 41% ownership. TSMC announces that it has no plan to sell more Xintec shares in the foreseeable future. TSMC expects to continue its close collaboration with Xintec in the business areas of CMOS image sensor, MEMS, and etc.

TSMC Spokesperson:	TSMC Acting Spokesperson:
Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com